[logo] PIONEER
       Investments(R)


December 31, 2003



Pioneer Emerging Markets Fund
60 State Street
Boston, MA  02109

Ladies and Gentlemen:

RE:  INVESTMENT MANAGEMENT FEE

Reference is hereby made to the Management Contract between Pioneer Emerging Markets Fund (the "Trust") and Pioneer Investment Management, Inc. (the "Manager"), dated as of October 24, 2000. The Manager agrees, subject to approval by the Trust if indicated below, that Section 8 of the Management Contract is revised as follows:

8. The Trust shall pay to the Manager, as compensation for the Manager's services hereunder, a fee at the rate of 1.15% per annum of the Trust's average daily net assets.

Pioneer understands that the annual investment management fee paid by the Trust may not subsequently be increased without approval of the Trust's Trustees and/or a majority of the Trust's shareholders, each as prescribed by the Investment Company Act of 1940, as amended.

Please sign both copies of this letter agreement, retain one copy for your records and mail the other original to Pioneer at the address below.

Very truly yours,

PIONEER INVESTMENT MANAGEMENT, INC.



By:      /s/ Osbert M. Hood
         Osbert M. Hood
         President

Accepted and agreed to this 31st day of December, 2003:

PIONEER EMERGING MARKETS FUND



By:      /s/ Osbert M. Hood
         Osbert M. Hood
         Executive Vice President

Pioneer Investment Management, Inc.
60 State Street
Boston, MA 02109-1820

 "Member of the UniCredito Italiano Banking Group, Register of Banking Groups."